March 7, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549
Attention:	Ms. Heather Percival
Mr. Geoff Kruczek
Ms. Amanda Ravitz

Re:	InspireMD, Inc.
Registration Statement on Form S-1, originally filed on January 24, 2017
File No. 333-215682, as amended (the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as underwriter of the proposed offering, hereby joins the request of InspireMD, Inc. that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 4:00 p.m. (Washington, D.C. time) on March 8, 2017, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the distribution of 344 copies to institutions and individuals of the Company’s preliminary prospectus dated March 6, 2017 through the date hereof.

We have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely,
Dawson James Securities, Inc.

By:	/s/ Thomas W. Hands
Name:	Thomas W. Hands
Title:	President